UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In June 2008, sanofi-aventis issued the press releases attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated September 1, 2008: Sanofi-aventis acquisition of Symbion Consumer in Australia now completed.

Exhibit 99.2	Press release dated September 1, 2008: “Taxotere® Injection” (docetaxel hydrate) approved in Japan for the treatment of prostate cancer.

Exhibit 99.3	Press release dated September 2, 2008: Acambis’ shareholders approve Sanofi Pasteur Holding’s offer by a large majority.

Exhibit 99.4	Press release dated September 3, 2008: Further analysis from Athena study showed that Multaq® (dronedarone) reduced the risk of stroke in patients with atrial fibrillation.

Exhibit 99.5	Press release dated September 8, 2008: New real life studies illustrate greater A1C lowering and cost benefit observed with Lantus® over detemir and NPH insulin.

Exhibit 99.6	Press release dated September 10, 2008: Upcoming change of Chief Executive Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 11, 2008		SANOFI-AVENTIS

	By	/S/ Arthur Muratyan
Name: Arthur Muratyan
Title: Vice President, Head of Legal Corporate and Global Compliance Officer

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated September 1, 2008: Sanofi-aventis acquisition of Symbion Consumer in Australia now completed.

Exhibit 99.2	Press release dated September 1, 2008: “Taxotere® Injection” (docetaxel hydrate) approved in Japan for the treatment of prostate cancer.

Exhibit 99.3	Press release dated September 2, 2008: Acambis’ shareholders approve Sanofi Pasteur Holding’s offer by a large majority.

Exhibit 99.4	Press release dated September 3, 2008: Further analysis from Athena study showed that Multaq® (dronedarone) reduced the risk of stroke in patients with atrial fibrillation.

Exhibit 99.5	Press release dated. September 8, 2008: New real life studies illustrate greater A1C lowering and cost benefit observed with Lantus® over detemir and NPH insulin.

Exhibit 99.6	Press release dated September 10, 2008: Upcoming change of Chief Executive Officer.

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